UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
HAMPTON ROADS BANKSHARES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
409321106
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004-2505
(202) 729-5626
Copy to:
Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 28, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: DBD Cayman, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,767,315(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

196,767,315(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,767,315(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.57%(2)

14.	TYPE OF REPORTING PERSON

OO (Cayman Islands exempted company)
(1) Does not include 8,346,810 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2) The percentage calculation is based on 834,680,995 shares of Common Stock, which includes (a) 684,680,352 shares of Common Stock outstanding as of November 1, 2010 as reported in the Issuer’s 10-Q filed on November 9, 2010 and (b) 150,000,000 shares of Common Stock issued on December 28, 2010 as reported in the Issuer’s 8-K filed on December 29, 1010.

1.	NAME OF REPORTING PERSON: TCG Holdings Cayman II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,767,315(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

196,767,315(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,767,315(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.57%(2)

14.	TYPE OF REPORTING PERSON

PN (Cayman Islands exempted limited partnership)
(1) Does not include 8,346,810 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2) The percentage calculation is based on 834,680,995 shares of Common Stock, which includes (a) 684,680,352 shares of Common Stock outstanding as of November 1, 2010 as reported in the Issuer’s 10-Q filed on November 9, 2010 and (b) 150,000,000 shares of Common Stock issued on December 28, 2010 as reported in the Issuer’s 8-K filed on December 29, 1010.

1.	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,767,315(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

196,767,315(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,767,315(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.57%(2)

14.	TYPE OF REPORTING PERSON

PN (Cayman Islands exempted limited partnership)
(1) Does not include 8,346,810 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2) The percentage calculation is based on 834,680,995 shares of Common Stock, which includes (a) 684,680,352 shares of Common Stock outstanding as of November 1, 2010 as reported in the Issuer’s 10-Q filed on November 9, 2010 and (b) 150,000,000 shares of Common Stock issued on December 28, 2010 as reported in the Issuer’s 8-K filed on December 29, 1010.

1.	NAME OF REPORTING PERSON: Carlyle Financial Services, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,767,315(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

196,767,315(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,767,315(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.57%(2)

14.	TYPE OF REPORTING PERSON

OO (Cayman Islands exempted company)
(1) Does not include 8,346,810 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2) The percentage calculation is based on 834,680,995 shares of Common Stock, which includes (a) 684,680,352 shares of Common Stock outstanding as of November 1, 2010 as reported in the Issuer’s 10-Q filed on November 9, 2010 and (b) 150,000,000 shares of Common Stock issued on December 28, 2010 as reported in the Issuer’s 8-K filed on December 29, 1010.

1.	NAME OF REPORTING PERSON: TCG Financial Services, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,767,315(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

196,767,315(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,767,315(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.57%(2)

14.	TYPE OF REPORTING PERSON

PN (Cayman Islands exempted limited partnership)
(1) Does not include 8,346,810 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2) The percentage calculation is based on 834,680,995 shares of Common Stock, which includes (a) 684,680,352 shares of Common Stock outstanding as of November 1, 2010 as reported in the Issuer’s 10-Q filed on November 9, 2010 and (b) 150,000,000 shares of Common Stock issued on December 28, 2010 as reported in the Issuer’s 8-K filed on December 29, 1010.

1.	NAME OF REPORTING PERSON: Carlyle Financial Services Harbor, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,767,315(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

196,767,315(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,767,315(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.57%(2)

14.	TYPE OF REPORTING PERSON

PN
(1) Does not include 8,346,810 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2) The percentage calculation is based on 834,680,995 shares of Common Stock, which includes (a) 684,680,352 shares of Common Stock outstanding as of November 1, 2010 as reported in the Issuer’s 10-Q filed on November 9, 2010 and (b) 150,000,000 shares of Common Stock issued on December 28, 2010 as reported in the Issuer’s 8-K filed on December 29, 1010.

     This Amendment No. 1 supplements and amends the Schedule 13D filed on October 12, 2010 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) by DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P. with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     The first paragraph of Item 3 is hereby amended by deleting the first three paragraphs thereof and adding the following in lieu thereof:
     Pursuant to the Second Amended and Restated Investment Agreement, dated as of August 11, 2010 (the “Investment Agreement”), by and among the Issuer, Carlyle Financial Services Harbor, L.P. (“Carlyle”) (pursuant to an assignment by Carlyle Global Financial Services Partners, L.P. to Carlyle Financial Services Harbor, L.P. ) and ACMO-HR, L.L.C. (“Anchorage”), on September 30, 2010, Carlyle acquired, for an aggregate purchase price of $65,982,786.00 (the “First Closing Purchase Price”), 164,956,965 shares of Common Stock and on December 28, 2010, Carlyle acquired, for an aggregate purchase price of $7,000,000 (the “Second Closing Purchase Price”), an additional 17,500,000 shares of Common Stock.
     In addition, pursuant to the terms of the Investment Agreement, the Issuer commenced a rights offering providing stockholders of record as of September 29, 2010 with non-transferable rights to purchase from the Issuer shares of Common Stock at a per share price of $0.40. Subject to the terms and conditions described in the Investment Agreement, Carlyle agreed to purchase certain shares of Common Stock so offered that were not purchased by the existing stockholders (the “Backstop Obligation”). In connection with the Backstop Obligation, on December 28, 2010, Carlyle acquired 14,310,350 shares of Common Stock for an aggregate purchase price of $5,724,140.08 (the “Backstop Purchase Price” and together with the First Closing Purchase Price and the Second Closing Purchase Price, the “Purchase Price”).
     The Purchase Price was funded by capital contributions by the partners of Carlyle Financial Services Harbor, L.P.
     In connection with the transactions contemplated by the Investment Agreement, on September 30, 2010, the Issuer granted to Carlyle Investment Management L.L.C. a warrant (the “Warrant” and, together with the Common Stock, the “Securities”) to acquire 7,846,852 shares of Common Stock (subject to certain adjustments) at an initial exercise price of $0.40 per share (the number of shares and the exercise price each subject to anti-dilution adjustments). Pursuant to the terms of the Warrant, the number of shares of Common Stock that the holder is entitled to acquire under the Warrant has increased to 8,346,810 due to the issuance of additional shares of Common Stock by the Issuer since September 30, 2010. The managing member of Carlyle Investment Management L.L.C. is TC Group, L.L.C., and the managing member of TC Group, L.L.C. is TCG Holdings, L.L.C. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the managing members of TCG Holdings, L.L.C., which is controlled based on a majority vote.

Item 5. Interests in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby supplemented and amended by deleting sections (a), (b) and (c) and replacing them with the following:
          (a) and (b)

			Sole Power		Sole Power to
	Amount		to Vote or	Shared Power	Dispose or to	Shared Power to
	Beneficially	Percent of	Direct the	to Vote or	Direct the	Dispose or Direct
Reporting Person	Owned	Class	Vote	Direct the Vote	Disposition	the Disposition
DBD Cayman, Ltd.	196,767,315	23.57%	0	196,767,315	0	196,767,315
TCG Holdings Cayman II, L.P.	196,767,315	23.57%	0	196,767,315	0	196,767,315
TC Group Cayman Investment Holdings, L.P.	196,767,315	23.57%	0	196,767,315	0	196,767,315
Carlyle Financial Services, Ltd.	196,767,315	23.57%	0	196,767,315	0	196,767,315
TCG Financial Services, L.P.	196,767,315	23.57%	0	196,767,315	0	196,767,315
Carlyle Financial Services Harbor, L.P.	196,767,315	23.57%	0	196,767,315	0	196,767,315
     The percentage calculation is based on 834,680,995 shares of Common Stock, which includes (a) 684,680,352 shares of Common Stock outstanding as of November 1, 2010 as reported in the Issuer’s 10-Q filed on November 9, 2010 and (b) 150,000,000 shares of Common Stock issued on December 28, 2010 as reported in the Issuer’s 8-K filed on December 29, 1010.
     DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. The shares of Common Stock reported in this Schedule 13D are held directly by Carlyle Financial Services Harbor, L.P. Each of DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd. and TCG Financial Services, L.P. disclaims beneficial ownership of such shares.

     DBD Cayman, Ltd. is controlled by its three-person board of directors, and all board action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein. Carlyle Financial Services, Ltd. is controlled by its four-person board of directors, and all board action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn Youngkin, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.
          (c) Except as set forth in Item 3, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 29, 2010

DBD CAYMAN, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG HOLDINGS CAYMAN II, L.P. By: DBD CAYMAN, LTD., its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P. By: TCG HOLDINGS CAYMAN II, L.P., its general partner By: DBD CAYMAN, LTD., its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG FINANCIAL SERVICES, L.P. By: CARLYLE FINANCIAL SERVICES, LTD., its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P. By: TCG FINANCIAL SERVICES, L.P., its general partner By: CARLYLE FINANCIAL SERVICES, LTD., its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director